Ashford Hospitality Trust, Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

June 3, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.A.

Washington, D.C. 20549

RE:                           Request for Withdrawal of Registration Statement on Form S-3

(SEC File No. 333- 204235) filed May 15, 2015

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Ashford Hospitality Trust, Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (SEC File No. 333-204235) filed by the Company on May 15, 2015 (together with all exhibits thereto, the “Registration Statement”) effective as of the date hereof.

The Registration Statement was originally filed and became automatically effective in accordance with Rule 462(e) of the Act and General Instruction I.D of Form S-3.  The Company is seeking withdrawal of the Registration Statement because, as of the filing of the Company’s Annual Report on Form 10-K, the Company is no longer a “well-known seasoned issuer” as such term is defined under Rule 405 of the Act.  No securities under the Registration Statement have been sold.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via email at dbrooks@ashfordinc.com or via mail at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, with a copy to Brooks W. Antweil of Andrews Kurth LLP, via email at brooksantweil@andrewskurth.com.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Brooks Antweil at (713) 220-4314.

Sincerely,

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ David A. Brooks
David A. Brooks
Chief Operating Officer and General Counsel